Exhibit 99.1

Santiago, April 1, 2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Present

REF.: MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, as was informed by Material Event Notice on March 23, 2016, I, duly authorized, communicate as MATERIAL EVENT NOTICE the following:

I. Consummation of the Merger

Today, the merger of Banco Itaú Chile, with and into Corpbanca, has been consummated. Consequently, the merged bank's new name is "ITAÚ CORPBANCA" and is also the legal successor of Banco Itaú Chile, which is dissolved as from this date.

II. Change of Control

For the purposes of consummating the merger, ITAÚ CORPBANCA issued 172,048,565,857 new shares that correspond to a 33.58% of its share capital. As of this date, the new shares have been distributed, as exchange, to the shareholders of Banco Itaú Chile.

By virtue of the consummation of the merger and pursuant to section 97 and 99 of the Law on Securities Markets, ITAÚ CORPBANCA's controlling shareholder shall be Itaú Unibanco Holding S.A.

Sincerely,

Milton Maluhy Filho
Chief Executive Officer